FORM C		OMB APPROVAL
FORM C/A	UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB Number: *####-####* Estimated average burden hours per response: *##.#*

Form C: Filer Information

Filer CIK:	0001768621
Filer CCC:	*bokv4bi
File Number:	020-
Is this a LIVE or TEST Filing?	⦿ LIVE ○ TEST
Is this an electronic copy of an official filing submitted in paper format in connection with a hardship exemption?	☐
Would you like a Return Copy?	☐

Submission Contact Information

Name:	Kate Redman
Phone Number:	5175250810
Contact E-Mail Address:	kate@commonplacework.org
Notify via Filing Website only?	☐
Notification Email Address:	brandon.smith@localstake.com

Form C: Issuer Information

Issuer Information

Name of Issuer:	Commongrounds Cooperative
Check box if Amendment is material and investors will have five business days to reconfirm	☐
Describe the Nature of the Amendment:	2018 Reviewed financial statements are now available

Legal Status of Issuer:

Form:	Other
Specify:	Cooperative (a Michigan nonprofit corporation organized under the Consumer Cooperative Act)
Jurisdiction of Incorporation/Organization:	MICHIGAN
Date of Incorporation/Organization:	03-22-2018

Physical Address of Issuer:

Address 1:	425 BOARDMAN AVE
Address 2:	SUITE C
City:	TRAVERSE CITY
State/Country:	MICHIGAN
Mailing Zip/Postal Code:	49684
Website of Issuer:	https://commongrounds.coop

Intermediary through which the Offering will be Conducted:

CIK:	0001544442
Company Name:	LOCALSTAKE MARKETPLACE LLC
Commission File Number:	008-69063
CRD Number:	000162726

Form C: Offering Information

Offering Information

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering:	5%
Any other financial interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest:	N/A
Type of Security Offered:	Other
Specify:	Investment Certificates

Target Number of Securities to be Offered: 250000

Price: 1.00000

Target Offering Amount: 250000.00

Maximum Offering Amount (if different from Target Offering Amount): 1070000.00

Oversubscriptions Accepted: ⦿ Yes ○ No

If yes, disclose how oversubscriptions will be allocated: Other

Provide a description: At issuer's discretion

Deadline to reach the Target Offering Amount: 12-31-2019

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Form C: Annual Report Disclosure Requirements

Annual Report Disclosure Requirements

Current Number of Employees: 3.00

Total Assets Most Recent Fiscal Year-end: 624562.00

Total Assets Prior Fiscal Year-end: 0.00

Cash and Cash Equivalents Most Recent Fiscal Year-end: 77331.00

Cash and Cash Equivalents Prior Fiscal Year-end: 0.00

Accounts Receivable Most Recent Fiscal Year-end: 1448.00

Accounts Receivable Prior Fiscal Year-end: 0.00

Short-term Debt Most Recent Fiscal Year-end: 0.00

Short-term Debt Prior Fiscal Year-end: 0.00

Long-term Debt Most Recent Fiscal Year-end: 692306.00

Long-term Debt Prior Fiscal Year-end: 0.00

Revenue/Sales Most Recent Fiscal Year-end: 2.00

Revenue/Sales Prior Fiscal Year-end: 0.00

Cost of Goods Sold Most Recent Fiscal Year-end: 0.00

Cost of Goods Sold Prior Fiscal Year-end: 0.00

Taxes Paid Most Recent Fiscal Year-end: 0.00

Taxes Paid Prior Fiscal Year-end: 0.00

Net Income Most Recent Fiscal Year-end: -87744.00

Net Income Prior Fiscal Year-end: 0.00

Using the list below, select the jurisdictions in which the issuer intends to offer the securities: ALABAMA

Using the list below, select the jurisdictions in which the issuer intends to offer the securities: ALASKA

Using the list below, select the jurisdictions in which the issuer intends to offer the securities: ARIZONA

Using the list below, select the jurisdictions in which the issuer intends to offer the securities: ARKANSAS

Using the list below, select the jurisdictions in which the issuer intends to offer the securities: CALIFORNIA

Using the list below, select the jurisdictions in which the issuer intends to offer the securities: COLORADO

Using the list below, select the jurisdictions in which the issuer intends to offer the securities: CONNECTICUT

Using the list below, select the jurisdictions in which the issuer intends to offer the securities: DELAWARE

Using the list below, select the jurisdictions in which the issuer intends to offer the securities: DISTRICT OF COLUMBIA

Using the list below, select the jurisdictions in which the issuer intends to offer the securities: FLORIDA

Using the list below, select the jurisdictions in which the issuer intends to offer the securities:	GEORGIA
Using the list below, select the jurisdictions in which the issuer intends to offer the securities:	HAWAII
Using the list below, select the jurisdictions in which the issuer intends to offer the securities:	IDAHO
Using the list below, select the jurisdictions in which the issuer intends to offer the securities:	ILLINOIS
Using the list below, select the jurisdictions in which the issuer intends to offer the securities:	INDIANA
Using the list below, select the jurisdictions in which the issuer intends to offer the securities:	IOWA
Using the list below, select the jurisdictions in which the issuer intends to offer the securities:	KANSAS
Using the list below, select the jurisdictions in which the issuer intends to offer the securities:	KENTUCKY
Using the list below, select the jurisdictions in which the issuer intends to offer the securities:	LOUISIANA
Using the list below, select the jurisdictions in which the issuer intends to offer the securities:	MAINE
Using the list below, select the jurisdictions in which the issuer intends to offer the securities:	MARYLAND
Using the list below, select the jurisdictions in which the issuer intends to offer the securities:	MASSACHUSETTS
Using the list below, select the jurisdictions in which the issuer intends to offer the securities:	MICHIGAN
Using the list below, select the jurisdictions in which the issuer intends to offer the securities:	MINNESOTA
Using the list below, select the jurisdictions in which the issuer intends to offer the securities:	MISSISSIPPI
Using the list below, select the jurisdictions in which the issuer intends to offer the securities:	MISSOURI
Using the list below, select the jurisdictions in which the issuer intends to offer the securities:	MONTANA
Using the list below, select the jurisdictions in which the issuer intends to offer the securities:	NEBRASKA
Using the list below, select the jurisdictions in which the issuer intends to offer the securities:	NEVADA
Using the list below, select the jurisdictions in which the issuer intends to offer the securities:	NEW HAMPSHIRE
Using the list below, select the jurisdictions in which the issuer intends to offer the securities:	NEW JERSEY
Using the list below, select the jurisdictions in which the issuer intends to offer the securities:	NEW MEXICO
Using the list below, select the jurisdictions in which the issuer intends to offer the securities:	NEW YORK
Using the list below, select the jurisdictions in which the issuer intends to offer the securities:	NORTH CAROLINA
Using the list below, select the jurisdictions in which the issuer intends to offer the securities:	NORTH DAKOTA
Using the list below, select the jurisdictions in which the issuer intends to offer the securities:	OHIO
Using the list below, select the jurisdictions in which the issuer intends to offer the securities:	OKLAHOMA
Using the list below, select the jurisdictions in which the issuer intends to offer the securities:	OREGON
Using the list below, select the jurisdictions in which the issuer intends to offer the securities:	PENNSYLVANIA
Using the list below, select the jurisdictions in which the issuer intends to offer the securities:	RHODE ISLAND
Using the list below, select the jurisdictions in which the issuer intends to offer the securities:	SOUTH CAROLINA
Using the list below, select the jurisdictions in which the issuer intends to offer the securities:	SOUTH DAKOTA
Using the list below, select the jurisdictions in which the issuer intends to offer the securities:	TENNESSEE
Using the list below, select the jurisdictions in which the issuer intends to offer the securities:	TEXAS
Using the list below, select the jurisdictions in which the issuer intends to offer the securities:	UTAH

Using the list below, select the jurisdictions in which the issuer intends to offer the securities:	VERMONT
Using the list below, select the jurisdictions in which the issuer intends to offer the securities:	VIRGINIA
Using the list below, select the jurisdictions in which the issuer intends to offer the securities:	WASHINGTON
Using the list below, select the jurisdictions in which the issuer intends to offer the securities:	WEST VIRGINIA
Using the list below, select the jurisdictions in which the issuer intends to offer the securities:	WISCONSIN
Using the list below, select the jurisdictions in which the issuer intends to offer the securities:	WYOMING

Form C: Signature

Signature

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

Issuer:	Commongrounds Cooperative
Signature:	Kate Redman
Title:	Project Director

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), this Form C has been signed by the following persons in the capacities and on the dates indicated.

Signature:	Kate Redman
Title:	Project Director
Date:	08-08-2019

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), this Form C has been signed by the following persons in the capacities and on the dates indicated.

Signature:	Richard Anderson
Title:	Director
Date:	08-08-2019

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), this Form C has been signed by the following persons in the capacities and on the dates indicated.

Signature:	Chris Treter
Title:	Director
Date:	08-08-2019